UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2026

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund for Electric Power
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Wholesale Price Index
KWh	Kilowatt hour
MEM	Wholesale Electricity Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF MARCH 31, 2026

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of March 31, 2026.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the three-month period ended March 31, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.26	03.31.25

Revenue	8	846,710	846,740
Energy purchases	8	(459,983)	(504,147)
Distribution margin		386,727	342,593
Transmission and distribution expenses	9	(150,899)	(168,356)
Gross profit		235,828	174,237

Selling expenses	9	(66,890)	(68,209)
Administrative expenses	9	(64,306)	(73,732)
Other operating income	10	35,500	11,129
Other operating expense	10	(5,768)	(12,813)
Operating result		134,364	30,612

Financial income	11	2,033	115
Financial costs	11	(77,301)	(78,654)
Other financial results	11	4,736	(12,086)
Net financial costs		(70,532)	(90,625)

Monetary gain (RECPAM)		110,796	107,681

Income before taxes		174,628	47,668

Income tax	28	(56,774)	(48)
Income for the period		117,854	47,620

Comprehensive income for the period attributable to:
Owners of the parent		117,854	47,620
Comprehensive income for the period		117,854	47,620

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	134.69	54.42

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of March 31, 2026 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.26	12.31.25
ASSETS
Non-current assets
Property, plant and equipment	13	4,538,484	4,524,265
Interest in joint ventures		221	221
Right-of-use asset	14	11,150	11,612
Other receivables	16	526	575
Financial assets at fair value through profit or loss	19	50,976	58,756
Total non-current assets		4,601,357	4,595,429

Current assets
Inventories	15	253,666	255,334
Other receivables	16	33,259	37,740
Trade receivables	17	497,976	543,120
Financial assets at amortized cost	18	30,264	25,752
Financial assets at fair value through profit or loss	19	573,808	619,081
Cash and cash equivalents	20	165,474	226,742
Total current assets		1,554,447	1,707,769
TOTAL ASSETS		6,155,804	6,303,198

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of March 31, 2026 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.26	12.31.25
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	1,069,255	1,069,255
Treasury stock	21	31	31
Adjustment to treasury stock	21	22,879	22,879
Additional paid-in capital	21	14,869	14,869
Cost treasury stock		(87,599)	(87,599)
Legal reserve		93,644	93,644
Voluntary reserve		1,063,365	1,063,365
Other comprehensive loss		(6,343)	(6,343)
Accumulated profits		379,679	261,825
TOTAL EQUITY		2,550,655	2,432,801

LIABILITIES
Non-current liabilities
Trade payables	23	5,600	5,451
Other payables	24	337,645	369,596
Borrowings	25	781,364	771,078
Deferred revenue	26	147,377	152,427
Salaries and social security payable	27	10,489	11,513
Benefit plans		18,121	18,575
Deferred tax liability	28	880,186	919,958
Income tax payable	28	96,545	-
Provisions	30	24,273	26,273
Total non-current liabilities		2,301,600	2,274,871
Current liabilities
Trade payables	23	522,414	615,106
Other payables	24	141,024	138,655
Borrowings	25	367,103	525,038
Deferred revenue	26	4,453	824
Salaries and social security payable	27	96,871	96,011
Benefit plans		2,010	2,200
Income tax payable	28	89,310	102,465
Tax liabilities	29	53,871	88,410
Provisions	30	26,493	26,817
Total current liabilities		1,303,549	1,595,526
TOTAL LIABILITIES		3,605,149	3,870,397

TOTAL LIABILITIES AND EQUITY		6,155,804	6,303,198

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the three-month period ended March 31, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2024	875	1,069,255	31	22,879	14,869	(87,599)	74,055	717,148	(7,595)	365,806	2,169,724
Income for the three-month period	-	-	-	-	-	-	-	-	-	47,620	47,620
Balance at March 31, 2025	875	1,069,255	31	22,879	14,869	(87,599)	74,055	717,148	(7,595)	413,426	2,217,344

Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves	-	-	-	-	-	-	19,589	346,217	-	(365,806)	-
Other comprehensive results	-	-	-	-	-	-	-	-	1,252	-	1,252
Income for the complementary nine-month period	-	-	-	-	-	-	-	-	-	214,205	214,205
Balance at December 31, 2025	875	1,069,255	31	22,879	14,869	(87,599)	93,644	1,063,365	(6,343)	261,825	2,432,801

Income for the three-month period	-	-	-	-	-	-	-	-	-	117,854	117,854
Balance at March 31, 2026	875	1,069,255	31	22,879	14,869	(87,599)	93,644	1,063,365	(6,343)	379,679	2,550,655

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the three-month period ended March 31, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.26	03.31.25
Cash flows from operating activities
Income for the period		117,854	47,620

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	54,382	50,852
Depreciation of right-of-use assets	14	1,833	2,401
Loss on disposals of property, plant and equipment	13	1,104	2,720
Net accrued interest	11	71,669	78,694
Income from customer surcharges	10	(7,342)	(7,229)
Exchange difference	11	(14,445)	3,873
Income tax	28	56,774	48
Allowance for the impairment of trade and other receivables	9	4,611	8,387
Adjustment to present value of receivables	11	890	1,474
Provision for contingencies	30	3,353	7,922
Changes in fair value of financial assets and financial liabilities	11	(9,176)	(11,959)
Accrual of benefit plans	9	1,452	2,297
Income from non-reimbursable customer contributions	10	(1,194)	(275)
Monetary gain (RECPAM)		(110,796)	(107,681)
Changes in operating assets and liabilities:
Decrease (Increase) in trade receivables		1,092	(112,887)
Decrease in other receivables		2,695	20,343
Decrease (Increase) in inventories		1,565	(12,399)
Increase (Decrease) in deferred revenue		462	(107)
(Decrease) Increase in trade payables		(71,029)	139,543
Increase (Decrease) in salaries and social security payable		9,112	(18,505)
Decrease in benefit plans		(304)	(3)
(Decrease) Increase in tax liabilities		(68,174)	3,145
Increase in other payables		15,504	1,479
Decrease in provisions	30	(1,059)	(1,005)
Net cash flows generated by operating activities		60,833	98,748

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the three-month period ended March 31, 2026

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.26	03.31.25
Cash flows from investing activities
Payment of property, plant and equipment		(48,585)	(83,859)
(Purchase) Sale net of Mutual funds and negotiable instruments		(22,151)	42,022
Net cash flows used in investing activities		(70,736)	(41,837)

Cash flows from financing activities
Proceeds from borrowings		176,124	24,388
Payment of borrowings		(159,355)	(32,353)
Payment of lease liability		(1,447)	(3,466)
Payment of interests from borrowings		(24,347)	(11,716)
Payment of Corporate Notes issuance expenses		(5,340)	(350)
Net cash flows generated by financing activities		(14,365)	(23,497)

(Decrease) Increase in cash and cash equivalents		(24,268)	33,414

Cash and cash equivalents at the beginning of the year	20	154,444	(45,423)
Exchange difference in cash and cash equivalents		(13,109)	1,415
Result from exposure to inflation		(2,404)	(760)
(Decrease) Increase in cash and cash equivalents		(24,268)	33,414
Cash and cash equivalents at the end of the period	20	114,663	(11,354)

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(21,120)	(21,433)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(1,371)	-

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements

10

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The Company’s corporate purpose is to engage in the provision of electricity distribution and sale services within the concession area and under the terms of the Concession Agreement by which this public service is regulated. The Company may also provide and/or sale telecommunication services; subscribe or acquire shares of other companies; hold equity interests in other companies engaged in activities related to the distribution and sale of electric power and/or the generation of electric power, whether renewable or conventional, critical minerals, digitalization, and/or artificial intelligence; provide advisory, training, operation and maintenance, consulting and management, and research and analysis services; as well as assign, for valuable consideration or free of charge, specialized know-how acquired in the development of its business activities.

The Company’s economic and financial situation

The Company’s economic performance has continued its trend of improvement during the first three months of this period. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review, have helped restore the Company's financial and cash structure. Furthermore, it is worth pointing out that during this period, the automatic monthly periodic adjustments have continued, using the CPD inflation adjustment formula (33% based on the consumer price index (IPC) and 67% based on the wholesale price index (IPIM)), plus 0.42% above inflation in real terms, with average increases of 3%.

Additionally, and taking into consideration the expansion of the corporate purpose carried out in 2024, aimed at providing greater flexibility and actively capturing new business opportunities arising from the energy transition and sustainable mobility, the Company is currently evaluating the acquisition of other energy assets in accordance with its strategic plan to diversify, expand, and capitalize on opportunities in the energy sector, with the aim of strengthening its position in the energy industry and realizing long-term growth opportunities, including the potential acquisition—whether direct or indirect by the Company—of businesses in the power, electricity transmission, and hydrocarbons sectors, including complementary assets in the sale, final refining, and/or distribution (downstream) of hydrocarbons, oil, and their derivatives, as well as the distribution and sale of natural gas, thus allowing for the integration of businesses in this new context.

Finally, taking into consideration the impact of the electricity rate adjustments implemented, the results of operations for the period continue to reflect an improvement in the Company’s operational and financial performance. Within this framework, the Company has continued to make the investments necessary to maintain grid reliability and enhance service quality through technology and innovation, aimed at more efficient energy use.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025:

11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

a)	Electricity rate situation

On March 30, 2026, by means of Resolution No. 198/2026, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2026, with a 2.04% increase in the CPD.

Furthermore, on April 30, 2026, by means of Resolution No. 109/2026, the SE approved the values of the Seasonal Price of Energy and the Power Reference Price, along with the definitive Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2026-October 31, 2026 period. In line with this, on May 4, 2026, by means of Resolution No. 243/2026, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2026, with a 4.1% increase in the CPD.

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

As of March 31, 2026, the debts payable relating to: (i) the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted into Argentine pesos on May 21, 2025; and (iii) the new Payment plan signed on the previously mentioned date, amount to $ 89,783, $ 116,439 and $ 189,476, respectively, and have been disclosed in the current and non-current Other payables account within the Statement of Financial position.

c)	Framework Agreement

On March 19, 2026, the Company and the Federal Government entered into a new agreement on the recognition of electricity consumption in vulnerable neighborhoods of the Province of Buenos Aires for the 2024-2026 period. This consumption represents 57.53% of the total consumption to be jointly recognized by the Federal Government and the Province. In this regard, the aforementioned consumption is supplied at the cost of energy, transmission and the FNEE, excluding the VAD.

The above-mentioned agreement sets forth the consumption amounts to be recognized for 2024 and 2025 (January-October period), totaling $ 7,708 and $ 12,732, respectively; the offsetting thereof against the invoice for energy purchases from the MEM, and the carrying out of certain works in accordance with the annual investment plan, already completed by the Company in a timely manner.

Regarding consumption for the November-December 2025 period and for 2026, the amounts to be recognized are to be defined in order to subsequently proceed based on the provisions set forth in the aforementioned agreement.

Furthermore, the Company requested that the Infrastructure Ministry of the Province of Buenos Aires initiate the necessary administrative procedures in order to formalize an agreement for the 2024-2026 period, relating to the remaining 42.47% of the total consumption. At the date of issuance of these condensed interim consolidated financial statements, said agreement has not been formalized.

As of March 31, 2026, the Company has recognized income of $ 20,440 relating to the total amounts recognized, which is disclosed in the Other operating income account, within the Statement of Comprehensive Income.

Finally, on May 4, 2026, the National Economy Ministry, through the Energy Secretariat, instructed CAMMESA to apply the amount of $ 7,708 to offset the invoice for energy purchases from the MEM.

12

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	3 | Basis of preparation

These condensed interim consolidated financial statements for the three-month period ended March 31, 2026 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on May 8, 2026.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS Accounting Standards issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2025 and until the date of issuance of these condensed interim consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the three-month period ended March 31, 2026 and its comparative period as of March 31, 2025 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2025 prepared under IFRS Accounting Standards.

The Company’s condensed interim consolidated financial statements are measured in pesos (the legal currency in Argentina), restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and March 31, 2025, as the case may be, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at March 31, 2026, as a consequence of the restatement of financial information described hereunder. Furthermore, in addition to the situation reported in Note 1, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at March 31, 2026, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2026 - March 31, 2026 was 9.4%.

Segment information

edenor‘s main activity consists of the provision of electricity distribution and sale services within the concession area. As of March 31, 2026, all the Company’s revenues, expenses, assets and liabilities are associated with a single operating and geographical segment. Accordingly, no additional disaggregation by business segment is presented, as internal management and decision-making are conducted based on a single segment.

13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The information disclosed in these condensed interim consolidated financial statements is presented in a single segment and refers to the entire Company.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2025.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of March 31, 2026 and have been adopted by the Company

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The application of these amendments impacted neither the Company’s results of operations nor its financial position.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. The application of these amendments impacted neither the Company’s results of operations nor its financial position.

There are no new IFRS Accounting Standards or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

In accordance with Title IV, Chapter III, Section 1 of CNV Regulations, the early adoption of IFRS and/or their amendments is not permitted, unless specifically allowed at the time of adoption.

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Statement of Comprehensive Income and its related notes.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in November 2025. It clarifies how companies should translate their financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective for annual reporting periods beginning as from January 1, 2027.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year-end.

a.	Market risks

i.	Currency risk

As of March 31, 2026 and December 31, 2025, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	03.31.26	12.31.25

ASSETS
CURRENT ASSETS
Other receivables	USD	15.6	1373.000	21,419	21,839
Financial assets at amortized cost	USD	3.5	1373.000	4,806	4,906
Financial assets at fair value through profit or loss	USD	342.9	1373.000	470,802	567,971
Cash and cash equivalents	USD	82.8	1373.000	113,684	138,313
TOTAL CURRENT ASSETS				610,711	733,029
TOTAL ASSETS				610,711	733,029

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	534.0	1382.000	738,031	715,749
TOTAL NON-CURRENT LIABILITIES				738,031	715,749
CURRENT LIABILITIES
Trade payables	USD	23.7	1382.000	32,753	35,988
	EUR	-	1598.283	-	938
Borrowings	USD	118.5	1382.000	163,805	291,816
TOTAL CURRENT LIABILITIES				196,558	328,742
TOTAL LIABILITIES				934,589	1,044,491

(1)	The exchange rates used are the BNA exchange rates in effect as of March 31, 2026 for United States dollars (USD), and Euros (EUR).

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2026 and December 31, 2025:

	LEVEL 1	LEVEL 3

At March 31, 2026
Assets
Other receivables
Assigned assets and in custody	17,111	-
Financial assets at fair value through profit or loss:
Negotiable instruments	149,454	-
Mutual funds	424,354	-
Shares	-	50,976
Cash and cash equivalents:
Mutual funds	9,086	-
Total assets	600,005	50,976

	LEVEL 1	LEVEL 3
At December 31, 2025
Assets
Other receivables
Assigned assets and in custody	19,241	-
Financial assets at fair value through profit or loss:
Negotiable instruments	143,224	-
Mutual funds	475,857	-
Shares	-	58,756
Cash and cash equivalents
Mutual funds	66,273	-
Total assets	704,595	58,756

As of March 31, 2026, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Exclusion of transactions in non-applicable geographic regions.

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 19).

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2026, with the exception of both the Class No. 9 Corporate Notes issued by the Company in Argentine pesos, at a TAMAR floating interest rate plus an annual 6% fixed margin, and the bank loans in Argentine pesos (Note 25), all loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these condensed interim consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2025.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized in the period in which the service provided to certain shantytowns is accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 10%.

	03.31.26		03.31.25
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	3,368	536,582	3,444	557,052
Medium demand segment: Commercial and industrial (T2)	414	107,541	408	100,897
Large demand segment (T3)	866	175,776	892	165,382
Other: (Shantytowns/Wheeling system)	1,204	22,712	1,203	19,816
Subtotal - Sales of electricity	5,852	842,611	5,947	843,147

Other services
Right of use of poles		3,492		2,975
Connection and reconnection charges		607		618
Subtotal - Other services		4,099		3,593
Total - Revenue		846,710		846,740

	03.31.26		03.31.25
	GWh	$	GWh	$

Energy purchases (1)	6,814	(459,983)	7,045	(504,147)

(1)	As of March 31, 2026 and 2025, the cost of energy purchases includes technical and non-technical energy losses for 962 GWh and 1,098 GWh, respectively.

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.26
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	51,762	5,480	12,847	70,089
Pension plans	1,072	114	266	1,452
Communications expenses	2,851	2,834	-	5,685
Allowance for the impairment of trade and other receivables	-	4,611	-	4,611
Supplies consumption	10,374	-	1,271	11,645
Leases and insurance	1,029	14	3,252	4,295
Security service	3,948	341	297	4,586
Fees and remuneration for services	34,391	21,706	27,155	83,252
Public relations and marketing	-	1,566	-	1,566
Advertising and sponsorship	-	807	-	807
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	42,778	6,375	5,229	54,382
Depreciation of right-of-use asset	183	367	1,283	1,833
Directors and Supervisory Committee members’ fees	-	-	367	367
ENRE penalties	2,504	3,918	-	6,422
Taxes and charges	-	18,757	12,205	30,962
Other	7	-	132	139
At 03.31.26	150,899	66,890	64,306	282,095

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2026 for $ 9,834.

Expenses by nature at 03.31.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	52,206	6,433	15,150	73,789
Pension plans	1,625	200	472	2,297
Communications expenses	2,551	2,917	173	5,641
Allowance for the impairment of trade and other receivables	-	8,387	-	8,387
Supplies consumption	13,765	-	1,126	14,891
Leases and insurance	700	11	3,123	3,834
Security service	8,597	190	427	9,214
Fees and remuneration for services	43,588	19,792	33,813	97,193
Public relations and marketing	-	1,718	-	1,718
Advertising and sponsorship	-	885	-	885
Reimbursements to personnel	-	-	3	3
Depreciation of property, plant and equipment	39,998	5,963	4,891	50,852
Depreciation of right-of-use asset	240	480	1,681	2,401
Directors and Supervisory Committee members’ fees	-	-	260	260
ENRE penalties	5,073	6,590	-	11,663
Taxes and charges	-	14,639	12,462	27,101
Other	13	4	151	168
At 03.31.25	168,356	68,209	73,732	310,297

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2025 for $ 10,992.

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	10 | Other operating income (expense), net

	Note	03.31.26	03.31.25
Other operating income
Income from customer surcharges		7,342	7,229
Commissions on municipal taxes collection		822	1,089
Fines to suppliers		1,549	606
Services provided to third parties		2,243	1,895
Income from non-reimbursable customer contributions		1,194	275
Expense recovery		26	20
Framework agreement	2.c	20,440	-
Other		1,884	15
Total other operating income		35,500	11,129

Other operating expense
Gratifications for services		(288)	(728)
Cost for services provided to third parties		(724)	(1,795)
Severance paid		(73)	(67)
Provision for contingencies	30	(3,353)	(7,922)
Disposals of property, plant and equipment		(834)	(2,268)
Other		(496)	(33)
Total other operating expense		(5,768)	(12,813)

Note	11 | Net finance costs

	03.31.26	03.31.25
Financial income
Interest from assigned assets and placements	2,033	115
Total financial income	2,033	115

Financial costs
Commercial interest	(20,153)	(51,047)
Borrowings interest	(50,620)	(24,239)
Penalties interest	(972)	(631)
Fiscal interest and other	(1,957)	(1,701)
Bank fees and expenses	(3,599)	(1,036)
Total financial costs	(77,301)	(78,654)

Other financial results
Changes in fair value of financial assets	9,176	13,032
Changes in fair value of financial liabilities	-	(1,073)
Exchange differences	14,445	(3,873)
Adjustment to present value of receivables	(890)	(1,474)
Other financial costs (*)	(17,995)	(18,698)
Total other financial results	4,736	(12,086)
Total net financial costs	(70,532)	(90,625)

(*) As of March 31, 2026 and 2025, $ 17,995 and $ 18,698, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2026 and 2025, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.26	03.31.25
Income for the period attributable to the owners of the Company	117,854	47,620
Weighted average number of common shares outstanding	875	875
Basic and diluted income per share – in pesos	134.69	54.42

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.25
Cost	124,127	1,118,855	2,929,532	1,292,003	428,100	1,312,718	48,115	7,253,450
Accumulated depreciation	(37,762)	(487,428)	(1,327,309)	(622,611)	(254,075)	-	-	(2,729,185)
Net amount	86,365	631,427	1,602,223	669,392	174,025	1,312,718	48,115	4,524,265

Additions	311	13	135	2,493	706	66,047	-	69,705
Disposals	-	-	(328)	(662)	(114)	-	-	(1,104)
Transfers	12,436	35,576	22,896	13,569	10,903	(95,380)	-	-
Depreciation for the period	(643)	(10,000)	(22,933)	(11,856)	(8,950)	-	-	(54,382)
Net amount 03.31.26	98,469	657,016	1,601,993	672,936	176,570	1,283,385	48,115	4,538,484

At 03.31.26
Cost	136,874	1,154,444	2,950,546	1,307,090	439,224	1,283,385	48,115	7,319,678
Accumulated depreciation	(38,405)	(497,428)	(1,348,553)	(634,154)	(262,654)	-	-	(2,781,194)
Net amount	98,469	657,016	1,601,993	672,936	176,570	1,283,385	48,115	4,538,484

•     During the period ended March 31, 2026, the Company capitalized as direct own costs $ 9,834.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	117,178	1,061,659	2,689,686	1,205,627	427,645	1,298,018	49,318	6,849,131
Accumulated depreciation	(35,862)	(449,765)	(1,242,587)	(575,316)	(222,740)	-	-	(2,526,270)
Net amount	81,316	611,894	1,447,099	630,311	204,905	1,298,018	49,318	4,322,861

Additions	230	3	83	4,971	2,045	97,959	1	105,292
Disposals	-	(4)	(621)	(2,095)	-	-	-	(2,720)
Transfers	4,491	19,049	70,095	16,063	(10,508)	(99,190)	-	-
Depreciation for the period	(468)	(9,279)	(21,771)	(11,199)	(8,135)	-	-	(50,852)
Net amount 03.31.25	85,569	621,663	1,494,885	638,051	188,307	1,296,787	49,319	4,374,581

At 03.31.25
Cost	121,899	1,080,659	2,757,829	1,223,248	418,632	1,296,787	49,319	6,948,373
Accumulated depreciation	(36,330)	(458,996)	(1,262,944)	(585,197)	(230,325)	-	-	(2,573,792)
Net amount	85,569	621,663	1,494,885	638,051	188,307	1,296,787	49,319	4,374,581

•      During the period ended March 31, 2025, the Company capitalized as direct own costs $ 10,992.

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.26	12.31.25
Right-of-use assets under leases	11,150	11,612

The development of right-of-use assets is as follows:

	03.31.26	03.31.25
Balance at beginning of the year	11,612	15,047
Additions	1,371	-
Depreciation for the period	(1,833)	(2,401)
Balance at end of the period	11,150	12,646

Note	15 | Inventories

	03.31.26	12.31.25

Supplies and spare-parts	253,666	255,334

Note	16 | Other receivables

	Note	03.31.26	12.31.25
Non-current:
Related parties	31.c	526	575

Current:
Assigned assets and in custody (1)		17,111	19,241
Judicial deposits		2,817	2,718
Security deposits		805	876
Prepaid expenses		3,116	5,637
Advances to suppliers		6,375	7,529
Tax credits		1,234	1,351
Debtors for complementary activities		2,696	2,253
Other		1,005	134
Allowance for the impairment of other receivables		(1,900)	(1,999)
Total current		33,259	37,740

(1)	As of March 31, 2026 and December 31, 2025, relate to Securities issued by private companies for NV 10,500,000, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.25	03.31.25
Balance at beginning of the year	1,999	74
Increase	75	640
Result from exposure to inflation	(174)	(5)
Balance at end of the period	1,900	709

Note	17 | Trade receivables

	03.31.26	12.31.25
Current:
Sales of electricity – Billed	332,572	334,843
Receivables in litigation	1,916	1,679
Allowance for the impairment of trade receivables	(28,270)	(27,405)
Subtotal	306,218	309,117

Sales of electricity – Unbilled	177,614	206,358
PBA & CABA government credit	14,142	27,643
Fee payable for the expansion of the transportation and others	2	2
Total current	497,976	543,120

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.25	03.31.25
Balance at beginning of the year	27,405	16,362
Increase	4,536	7,747
Decrease	(1,369)	(1,319)
Result from exposure to inflation	(2,302)	(1,383)
Balance at end of the period	28,270	21,407

Note	18 | Financial assets at amortized cost

	03.31.26	12.31.25

Negotiable instruments	30,264	25,752

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	19 | Financial assets at fair value through profit or loss

	03.31.26	12.31.25
Non-current
Shares	50,976	58,756

Current
Negotiable instruments	149,454	143,224
Mutual funds	424,354	475,857
Total current	573,808	619,081

The non-current shares relate to acquisitions of minority interests in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of March 31, 2026 amounts to $ 50,976 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	20 | Cash and cash equivalents

	03.31.26	12.31.25	03.31.25
Cash and banks	143,335	149,838	7,821
Time deposits	13,053	10,631	4,763
Mutual funds	9,086	66,273	1,403
Total cash and cash equivalents	165,474	226,742	13,987

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	03.31.26	12.31.25	03.31.25
Balances as above	165,474	226,742	13,987
Bank overdrafts (Note 25)	(50,811)	(72,298)	(25,341)
Balances per statement of cash flows	114,663	154,444	(11,354)

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at March 31, 2026 and at December 31, 2025	1,093,040	14,869	1,107,909

As of March 31, 2026, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV regulations, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares. In this regard, the Company has special-purpose reserves to cover the aforementioned restriction.

Note	23 | Trade payables

	Note	03.31.26	12.31.25
Non-current
Customer guarantees		5,347	5,177
Customer contributions		253	274
Total non-current		5,600	5,451

Current
Payables for purchase of electricity - CAMMESA (1)		161,031	180,510
Provision for unbilled electricity purchases - CAMMESA		182,325	206,511
Suppliers		155,991	201,878
Related parties	31.c	18,024	20,528
Advance to customer		5,005	5,596
Customer contributions		38	41
Discounts to customers		-	42
Total current		522,414	615,106

(1) As of March 31, 2026, is disclosed net of the credits recognized in the Framework Agreement for $ 20,440 (Note 2.c). As of March 31, 2026 and December 31, 2025, includes $ 950 and $ 44,651 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	24 | Other payables

	Note	03.31.26	12.31.25
Non-current
Payment plan - CAMMESA	2.b	326,762	357,236
ENRE penalties and discounts		7,019	7,675
Financial Lease Liability (1)		3,864	4,685
Total Non-current		337,645	369,596

Current
Payment plan - CAMMESA	2.b	68,936	67,240
ENRE penalties and discounts		67,423	66,378
Related parties	31.c	106	255
Advances for works to be performed		13	14
Financial Lease Liability (1)		4,495	4,548
Other		51	220
Total Current		141,024	138,655

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	03.31.26	03.31.25
Balance at beginning of the year	9,233	12,794
Increase	1,290	-
Payments	(1,447)	(3,466)
Exchange difference	(783)	562
Interest	863	1,426
Result from exposure to inlfation	(797)	(1,010)
Balance at end of the period	8,359	10,306

Note	25 | Borrowings

	03.31.26	12.31.25
Non-current
Corporate notes (1)	738,031	715,749
Financial loans (2)	43,333	55,329
Total non-current	781,364	771,078

Current
Corporate notes (1)	151,557	294,974
Interest from corporate notes	32,910	21,092
Bank overdrafts (2)	50,811	72,298
Discounted own checks (3)	21,737	67,707
Financial loans (2)	110,088	68,967
Total current	367,103	525,038

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks:

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 12/31/2025	Financial loans at 12/31/2024	Annual overdraft rate	Bank overdrafts at 12/31/2025	Bank overdrafts at 12/31/2024	Balances at 12/31/2025	Balances at 12/31/2024
Nación	33%	20,145	22,092	23%	4,998	5,464	25,143	27,556
Credicoop	37%	15,995	10,116	-	-	10,968	15,995	21,084
Provincia	36%	24,898	17,158	-	-	-	24,898	17,158
ICBC	40%	67,005	74,930	24%	7,187	1,191	74,192	76,121
Santa Fe	42%	25,378	-	-	-	-	25,378	-
Ciudad	-	-	-	22%	12,969	16,382	12,969	16,382
Macro	-	-	-	23%	25,657	32,832	25,657	32,832
Industrial	-	-	-	-	-	5,461	-	5,461
Total		153,421	124,296		50,811	72,298	204,232	196,594

(3)	Relates to post-dated checks issued by the Company to its own order and discounted with financial institutions. These discounting operations provide financing and accrue interest.

The fair values of the Company’s Corporate Notes as of March 31, 2026 and December 31, 2025 amount approximately to $ 992,762 and $ 1,091,947 respectively. Those values have been determined on the basis of the estimated market price of the Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 3, 5, 7 and 9 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of March 31, 2026, the values of the aforementioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2025	Exchange	Issue	Payment / Repurchase	Financial debt at 03/31/2026	Financial debt at 12/31/2025	Financial debt at 03/31/2026
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	152,600	143,471
Fixed rate - Maturity 2026	8	80,000,000	-	-	(80,000,000)	-	129,876	-
Floating rate - Maturity 2026 (*)	9	13,745,704	-	-	-	13,745,704	23,099	20,662
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	132,954	115,335
Fixed rate - Maturity 2028/29/30	7	377,179,964	-	89,974,800	-	467,154,764	593,286	643,030
Total		648,608,543	-	89,974,800	(80,000,000)	658,583,343	1,031,815	922,498

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2025	Financial debt at 12/31/2024	Financial debt at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	36,832	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	12,341	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	24,747	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	141,374	152,600
Fixed rate - Maturity 2026	8	-	-	80,000,000	-	80,000,000	-	129,876
Floating rate - Maturity 2026 (*)	9	-	-	13,745,704	-	13,745,704	-	23,099
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	118,343	132,954
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	197,232,778	-	377,179,964	259,527	593,286
Total		406,926,718	-	290,978,482	(49,296,657)	648,608,543	593,164	1,031,815

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	03.31.26	12.31.25
Fixed rate
Less than 1 year	236,353	460,247
From 1 to 2 years	115,335	-
From 2 to 5 years	622,696	715,749
Total fixed rate	974,384	1,175,996
Floating rate
Less than 1 year	130,750	64,791
From 1 to 2 years	43,333	55,329
Total floating rate	174,083	120,120

The Company’s borrowings are denominated in the following currencies:

	03.31.26	12.31.25
Argentine peso	246,631	288,551
US dollars	901,836	1,007,565
Total borrowings	1,148,467	1,296,116

The Company approved the terms of issue of Class No. 10, US dollar-denominated Corporate Notes, due in 2031, 2032 and 2033, to be issued in an aggregate principal amount of up to USD 300,000,000, which may be increased to USD 550,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated April 15, 2026.

Furthermore, simultaneously with the issuance mentioned above, the Company launched a Cash Tender Offer to acquire up to USD 150,000,000 of its outstanding Class No. 7 Corporate Notes.

In this regard, on April 28, 2026, the Company issued Class No. 10 -Series I and II- Corporate Notes for a principal amount of USD 523,338,243 and USD 26,661,757, respectively (with bids totaling USD 1,151,000,000).

In particular, the Class No. 10 Series II Corporate Notes were paid in kind through the delivery of the Company's Class No. 3 and Class No. 5 Corporate Notes, which were subsequently canceled for the aforementioned amount.

Additionally, as a result of the “Early Tender” within the framework of the Tender Offer for Class No. 7 Corporate Notes, the Company increased the maximum acceptance amount to USD 175,000,000, thereby accepting the tendered corporate notes on a pro-rata basis up to said amount. Consequently, on April 30, 2026, the Company redeemed USD 175,000,000 of the Class No. 7 Corporate Notes for cash, reducing the outstanding amount to USD 300,000,000.

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	26 | Deferred revenue

	03.31.26	12.31.25
Non-current
Nonrefundable customer contributions	26,424	30,454
Investment plan - Agreement on the Regularization of Obligations (1)	120,953	121,973
Total non-current	147,377	152,427

Current
Nonrefundable customer contributions	4,453	824

(1)	As of March 31, 2026 and December 31, 2025, includes $ 104,243 and $ 105,164 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 16,710 and $ 16,809 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

Note	27 | Salaries and social security taxes payable

	03.31.26	12.31.25
Non-current
Seniority-based bonus	10,489	11,513

Current
Salaries payable and provisions	51,563	54,848
Social security payable	41,989	37,531
Early retirements payable	3,319	3,632
Total current	96,871	96,011

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12, is as follows:

	03.31.26	03.31.25
Deferred tax	39,771	22,521
Current tax	(96,545)	(22,129)
Difference between provision and tax return	-	(440)
Income tax expense	(56,774)	(48)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The breakdown of deferred tax assets and liabilities is as follows:

	03.31.26	12.31.25
Deferred tax assets
Trade receivables and other receivables	11,386	11,108
Trade payables and other payables	5,215	-
Salaries and social security payable and Benefit plans	14,676	10,676
Tax liabilities	1,954	125
Provisions	17,802	18,619
Deferred tax asset	51,033	40,528

Deferred tax liabilities
Property, plant and equipment	(838,196)	(852,911)
Financial assets at fair value through profit or loss	(84,293)	(96,376)
Trade payables and other payables	-	(2,358)
Borrowings	(8,730)	(8,841)
Deferred tax liability	(931,219)	(960,486)

Net deferred tax liability	(880,186)	(919,958)

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation for additions prior to January 1, 2018, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

	03.31.26	03.31.25
Income for the period before taxes	174,628	47,668
Applicable tax rate	35%	35%
Result for the period at the tax rate	(61,120)	(16,684)
Gain on net monetary position	50,851	47,229
Adjustment effect on tax inflation	(46,460)	(29,957)
Non-taxable income	(45)	(196)
Difference between provision and tax return	-	(440)
Income tax expense	(56,774)	(48)

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The income tax payable, net of withholdings is as follows:

	03.31.26	12.31.25
Non-current
Tax payable 2026	96,545	-
Total non-current	96,545	-

Current
Tax payable 2025	116,903	127,941
Tax withholdings	(27,593)	(25,476)
Total current	89,310	102,465

Note	29 | Tax liabilities

	03.31.26	12.31.25
Non-current
Current
Provincial, municipal and federal contributions and taxes	3,727	5,373
VAT payable	19,529	21,873
Tax withholdings	521	423
SUSS withholdings	24,450	54,789
Municipal taxes	5,644	5,952
Total current	53,871	88,410

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	03.31.26	03.31.25
Balance at the beggining of the year	26,273	30,957
Increases	285	5,068
Result from exposure to inflation for the period	(2,285)	(2,464)
Balance at the end of the period	24,273	33,561

Included in current liabilities

	For contingencies
	03.31.26	03.31.25
Balance at the beggining of the year	26,817	11,651
Increases	3,068	2,854
Decreases	(1,059)	(1,005)
Result from exposure to inflation for the period	(2,333)	(927)
Balance at the end of the period	26,493	12,573

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

a.	Expense

Company	Concept	03.31.26	03.31.25

EDELCOS S.A.	Technical advisory services on financial matters	(17,995)	(18,698)
SACME	Operation and oversight of the electric power transmission system	(868)	(1,313)
Quantum Finanzas S.A.	Legal fees	(73)	-
		(18,936)	(20,011)

b.	Key Management personnel’s remuneration

	03.31.26	03.31.25

Salaries	10,311	9,164

The balances with related parties are as follow:

c.	Receivables and payables

	03.31.26	12.31.25
Other receivables - Non current
SACME	526	575
	526	575

Trade payables
EDELCOS	(18,024)	(20,528)
	(18,024)	(20,528)
Other payables
SACME	(106)	(255)
	(106)	(255)

Note	32 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 29, 2026 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2025.
-	To allocate the $ 239,236 profit for the year ended December 31, 2025 (which at the purchasing power of the currency at March 31, 2026 amounts to $ 261,825) as follows: $11,962 to the setting up of the Statutory Reserve, and $227,274 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at March 31, 2026 amount to $13,091 and $248,734, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

Note	33 | Events after the reporting period

The following are the events that occurred subsequent to March 31, 2026:

-	Issuance of Class No. 10 Corporate Notes and redemption of Class No. 7 Corporate Notes, Note 25.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 109/2026 and ENRE Resolution No. 243/2026, Note 2.a.
-	Shareholders’ Meeting, Note 32.
-	Recognition of electricity consumption Framework Agreement, Note 2.c.

DANIEL MARX
Chairman

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 11, 2026